Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 13, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-167193)

Ladies and Gentlemen:

On behalf of Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2013.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated May 10, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Dilution, page 37

1.	It appears to us that the total liability amount you used to calculate pro forma net tangible book value, in total and on a per share basis, is not accurate since it appears to reflect the use of proceeds from the offering instead of total liabilities after the Reorganization but before the Offering. Please revise your calculations of pro forma net tangible book value, in total and on a per share basis, and pro forma as adjusted net tangible book value, in total and on a per share basis, as appropriate. Please also revise the related risk factor disclosure on page 28.

Ply Gem Holdings, Inc.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 28, 37 and 38 of Amendment No. 5.

Compensation Discussion and Analysis, page 111

Annual cash incentive awards, page 112

2.	We note your response to comment four of our letter dated May 10, 2013. However, it continues to remain unclear how the company determined the total award made to each named executive officer. We note that for certain of the performance criteria, the actual results were below the target but it is not clear how you determined the percentage of the bonus component earned. For example, the 2012 market share target for the Windows and Doors segment was $49.7 million and the actual result was $31.8 million, but it is not clear how this resulted in 50% of the bonus component earned for the market share target. We note similar issues with the Adjusted EBITDA actual results that were below the 2012. Target. In addition, it is not clear how the total percentages of each target, as listed in your revised disclosure on page 116, resulted in the actual payments made to the named executive officers. As one example, we note that Mr. Wayne’s target annual cash incentive award is set at 75% of his base salary. Based on the Unallocated/Corporate percentages of target bonus achieved in 2012, it appears that Mr. Wayne should have received approximately 98% of his target annual cash incentive award. It is not clear how his actual award was in excess of his 2012 base salary. Please advise and revise your disclosure accordingly.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 114, 115, 116 and 117 of Amendment No. 5.

Grants of plan-based awards for 2012, page 121

3.	We note your response to comment seven of our letter dated May 10, 2013. As noted in our comment above, it is unclear how you are calculating the percentage of the bonus component earned when actual results are below the target. To the extent that you are using a threshold level of performance to determine a minimum amount payable under the annual incentive plan, please revise the grants of plan-based awards table to include the threshold amounts. To the extent that you continue to maintain that you do not use thresholds, please confirm for us that the named executive officers would receive annual cash incentive awards no matter how far below the actual results were from the target.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 114, 115, 116, 117 and 124 of Amendment No. 5.

Ply Gem Holdings, Inc.

Description of capital stock, page 146

Amendment to the certificate of incorporation and by-laws, page 149

Forum for adjudication of disputes, page 153

4.	We note your revised disclosure in response to comment nine of our letter dated May 10, 2013. We further note that several lawsuits have challenged the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us whether the exclusive forum provision would prevent shareholders from seeking remedies under the federal securities laws.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see page 153 of Amendment No. 5.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Shawn K. Poe
Ply Gem Holdings, Inc.

Timothy D. Johnson, Esq.
Ply Gem Holdings, Inc.

Stephen L. Burns, Esq.
William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP